

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2011

Via E-Mail
Jennifer Li
Chief Financial Officer
Baidu, Inc.
No. 10 Shangdi 10th Street
Haidian District, Beijing 100085
The People's Republic of China

> **Re:** **Baidu, Inc.**
> **Form 20-F and Form 20-F/A for the Fiscal Year Ended December 31, 2011**
> **Filed March 29, 2011 and June 24, 2011, respectively**
> **File No. 000-51469**

Dear Ms. Li:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 3D. Risk Factors

Risks Related to Our Corporate Structure, page 19

1. We note your disclosures beginning on page 58 with regards to equity pledge agreements between Baidu Online and their various VIEs. Please tell us whether these agreements have been registered with the relevant governmental authorities and with the local branch of the Administration for Industry and Commerce in China for each of the VIEs. To the extent that these agreements have not been approved or registered, then tell us how you considered including risk factor disclosures explaining that until such agreements are

registered the company may have limited recourse against the shareholders of Baidu Netcom, Baidu Perusal, BaiduPay and Baidu HR should they default on their obligations.

Risks Related to Doing Business in China, page 21

2.   We note your discussion beginning on page 23 regarding the "Payment Measures" specified by the Peoples Bank of China that may require you to obtain a license by September 1, 2011 in order for the company to continue providing monetary transfer services. Please tell us the status of your license application. To the extent that you believe you will be unable to obtain the license by the required deadline, tell us what impact that may have on your financial condition, results of operations or cash flows and how you considered disclosing such information to your investors.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies, page 72

3.   Considering your risk factor disclosures regarding the risk and uncertainties of doing business through your VIE contractual arrangements along with the various factors considered when consolidating such entities, tell us your consideration to include a discussion of your consolidation policy in your critical accounting policy disclosures.

Liquidity and Capital Resources, page 78

4.   We note your disclosure on page 79 regarding the requirements to set aside profits for statutory reserves. Please expand your disclosures in future filings to also include a discussion regarding the restricted net assets of your PRC subsidiaries and VIEs and disclose the amounts restricted for each period presented, consistent with your disclosures on page F-34. Also, tell us and disclose any significant differences between accumulated profits/losses as calculated pursuant to PRC accounting standards and regulations as compared to accumulated losses as presented in your financial statements. In addition, we note from your risk factor disclosures on page 28 that the RMB is not freely convertible into foreign currencies, which may restrict your PRC subsidiaries and consolidated affiliated entities from remitting sufficient foreign currency to pay dividends to the company. Please revise your disclosures to explain what impact such restrictions may have on the flow of cash from your PRC entities and how this may impact your operations and liquidity. Please include in your response your proposed revised disclosure. We refer you to Item 5.B.1.(b) of Form 20-F.

Item 6. Directors, Senior Management and Employees, page 81

5.   Please tell us whether Robin Yanhong Li, your CEO, and Jennifer Li, your CFO, are related. If so, tell us your consideration to disclose their relationship.

Item 15. Controls and Procedures, page 103

6.   We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

- How do you evaluate and assess internal control over financial reporting?

  In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

- How do you maintain your books and records and prepare your financial statements?

  If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

- What is the background of the people involved in your financial reporting?

  We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

  - what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Specifically, we note from your disclosures on page 81 that the company's CFO served as a controller of GMAC's North American operations. Please provide more detail regarding Ms. Li's role as controller and, in particular, please tell us more as it relates to her experience in preparing financial statements in accordance with U.S. GAAP and SEC rules and regulations.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Item 18. Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization, Consolidation and Presentation of Financial Statements, page F-8

7.   You disclose that you have entered into certain agreements with the VIEs through Baidu
        Online which obligates Baidu Online to absorb a majority of the risk of loss from the
        VIEs and entitles them to receive a majority of the residual returns and as a result you
        have determined you are the primary beneficiary through Baidu Online. Please revise
        your footnote disclosures in future filings to clarify how you absorb a majority of the risk
        of loss and a majority of the residual returns. In this regard, we note on page 57 that
        Baidu Netcom pays monthly service fees to Baidu Online based upon a pre-agreed
        formula. Including a discussion regarding the specifics of this agreement, as well as
        other contractual arrangements considered in your consolidation analysis, in your
        disclosure on page F-9, would provide investors with a better understanding as to why
        you believe you are the primary beneficiary of these entities. Please include your
        proposed revised disclosure in your response.

8.   In addition, we note from your disclosures beginning on page 57 that the term for most of
        the contractual agreements with your VIEs is "ten years from the date thereof." Please
        revise in future filings to disclose the actual maturity date for each of the agreements
        discussed. Also, tell us how you consider the pending maturities of your various
        contractual arrangements and the terms for renewal when determining whether
        consolidation of the VIEs is still appropriate.

9.   Further please tell us how your footnote disclosures address the types and nature of the
        risks associated with the contractual arrangements with your VIEs and the potential
        impact on your operations. For example, we note your risk factor disclosures beginning
        on page 19 regarding the risks involved in conducting your operations through
        contractual arrangements and the uncertainties in the PRC legal system should you need
        to enforce such arrangements. Tell us how you considered including a discussion of such
        risks in your financial statement footnote disclosures pursuant to ASC 810-10-50-2.

10.   Tell us how you considered including quantitative information regarding the company's
        involvement with each of your VIEs, including the size of the VIE in terms of revenues,
        costs, income, assets and liabilities. We refer you to ASC 810-10-50-2AA.

Note 3. Investments

Equity Method Investments, F-23

11.   We note that despite holding 100% of Qiyi.com's common shares, you account for such investment under the equity method due to certain substantive participating rights provided to the convertible redeemable preferred shareholders. Please describe further such rights and tell us how you considered the guidance in ASC 810-10-25-11 and 25-12 in concluding that consolidation of this entity is not appropriate.

Note 12. Commitments and Contingencies

Litigation, page F-33

12.   We note from your disclosures on page 90 that from time to time, you have been involved in litigation or other disputes regarding, among other things, copyright and trademark infringement, defamation, unfair competition and labor disputes. We further note from your disclosures on page F-33 that as of December 31, 2010, the plaintiffs claimed compensation of RMB132.95 million (US$20.14 million). With regards to such disclosures, please tell us and revise you disclosures in future filings to address the following:

- Tell us your consideration to include in the financial statement footnote disclosures a discussion regarding the complaints filed by three record companies in March 2008. In addition, tell us the amount that you were ordered to pay and clarify what amounts have been accrued for this matter;
- Tell us your consideration to include a discussion regarding your policy for accruing for such contingencies and also how you considered disclosing the amounts accrued to date;
- You indicate that the company does not expect the "outcome of the matters discussed above" will have a material adverse effect on your financial statements. Please clarify to which matters you are referring. In this regard, tell us whether you have considered both asserted and unasserted claims when accruing for probable contingent liabilities and when disclosing reasonably possible losses;
- In addition, please clarify your reference to "outcome." For example, it is unclear whether this phrase suggests that the accrued amount is immaterial, the range of reasonably possible loss in excess of the amount accrued is immaterial, or something else;
- If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made with

respect to your financial statements as a whole. Please refer to ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y; and

• Please provide the proposed revised disclosures that you intend to include in future filings to address the above bullet points.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief